           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 9

                                   FORM 6-K
                                   --------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 1999

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)

                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X        Form 40-F ___
                                 ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___        No  X
                                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

ANNOUNCEMENT OF CLOSING OF AGREEMENTS FOR BUSINESS TRANSFER REGARDING REORGANIZATION

          On May 26, 1999, the registrant decided at a meeting of its board of directors to transfer its business activities to three newly-formed organizations, and to conclude business transfer agreements on May 28, 1999. Attached is a copy of a press release dated May 26, 1999 pertaining to the decision of the board of directors.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION

                                        By /s/ Kazuto Tsubouchi
                                           ---------------------------------
                                           Name:  Kazuto Tsubouchi
                                           Title: Senior Manager
                                                  Department V
                                                  NTT-Holding Provisional
                                                  Headquarters

Date: May 26, 1999

    [LETTERHEAD OF NIPPON TELEGRAPH AND TELEPHONE CORPORATION APPEARS HERE]

                                                                    May 26, 1999

FOR IMMEDIATE RELEASE

     NTT Submits Amended Business Operation Plan for Fiscal Year Ending March 31, 2000 to Minister of Posts and Telecommunications for Approval

Nippon Telegraph and Telephone Corporation (NTT) announced today that it has submitted to the Minister of Posts and Telecommunications for approval its amended business operation plan for the fiscal year ending March 31, 2000. The amendments to NTT's business operation plan were made necessary by the firm's reorganization, which takes effect on July 1, 1999.

After the reorganization, NTT, as a holding company, will conduct R&D on telecommunications technologies, which form the basis of telecommunications, and provide necessary counseling and other support services to NTT-East Corporation and NTT-West Corporation.

Major changes are as follows: Please see attachments

                                  #    #    #

For further information, please contact:

     Tomoyoshi Kosugi or Kenya Nakatsuka
     NTT Public Relations
     Telephone: (03) 3509-3101
     e-mail: k.nakatsuka@hco.ntt.co.jp

               Outline of NTT's Amended Business Operation Plan
                     for Fiscal Year Ending March 31, 2000


NTT will transfer its business activities to NTT-East Corporation, NTT-West Corporation and NTT Communications Corporation as a result of its corporate reorganization. Accordingly, NTT has amended its business operation plan for the fiscal year ending March 31, 2000 and submitted this new plan to the Minister of Posts and Telecommunications for approval.

NTT's existing organizational structure will be maintained until the end of June, 1999. On July 1, 1999, NTT will commence business operations as a holding company and, therefore, its construction plan and revenues and expenses plan have been amended as follows:

Construction Plan                                           (billions of yen)
--------------------------------------------------------------------------------
                                   Before Amendmemt         After Amendment*
                                   (one-company basis)
--------------------------------------------------------------------------------
Expansion and Improvement of                      1,215                    260
Services
of which:
     Voice transmission                           1,098                    234
--------------------------------------------------------------------------------
R&D Facilities                                      117                     67
--------------------------------------------------------------------------------
Other Facilities                                    188                     35
--------------------------------------------------------------------------------
Total                                             1,520                    362
--------------------------------------------------------------------------------

Revenues and Expenses Plan                                  (billions of yen)
--------------------------------------------------------------------------------
                                   Before Amendmemt         After Amendment*
                                   (one-company basis)
--------------------------------------------------------------------------------
Revenues                                          6,116                  1,827
  Operating Revenues                              6,013                  1,701
  of which:
     Voice transmission revenues                  4,423                  1,092
  Non-Operating Revenues                            103                    126
--------------------------------------------------------------------------------
Expenses                                          5,900                  1,734
  Operating Expenses                              5,796                  1,636
  of which:
     Operating costs                              4,209                  1,228
  Non-Operating Expenses                            104                     98
--------------------------------------------------------------------------------
Recurring Profit                                    216                     93
--------------------------------------------------------------------------------
* After Amendment: Existing organizational structure to end in June. Holding company from July 1.

Attachment 1

         Business Operation Plan for Fiscal Year Ending March 31, 2000

-----------------------------------------------------------------------------------------------------------------

                     Services                               Unit                             Plan
                                                                            -------------------------------------
                                                                                 Before             After
                                                                               Amendment          Amendment
                                                                                (annual)    (April to June 1999)
-----------------------------------------------------------------------------------------------------------------
VOICE TRANSMISSION SERVICES

 Subscriber telephones

   Additional installations                                thousand              -2,300              -300

   Relocations                                             thousand               7,800             2,000

 Social-welfare telephones (Silver phone series)           thousand                 1.9               0.5

 IC card public telephones                                 thousand                  84                 0

 INS-Net digital services

   INS-Net 64 subscriber lines                             thousand               1,720               420
                                                           circuits

   INS-Net 1500 subscriber lines                           thousand                  13                 3
                                                           circuits

   Number of service areas to be                            areas                     3                 3
   expanded for INS-Net


DATA TRANSMISSION SERVICES

 Packet exchange services

   Packet exchange service (Type I)                        thousand                  -4                -1
                                                           circuits

   Packet exchange service (Type II)                       thousand                  -6                -1
                                                           circuits

 Facsimile communication network services                  thousand                 117                30
                                                           circuits

 Videotex communication services                           thousand                -177               -44
                                                           circuits
 Open Computer Network services

   Type I Open Computer Network service                    thousand                  22                 6
                                                           circuits

   Type II Open Computer Network service                   thousand                 395                84
                                                           circuits



LEASED CIRCUIT SERVICES

 Conventional leased circuits                              thousand                 -85               -21
                                                           circuits

 High-speed digital transmission circuits                  thousand                  52                13
                                                           circuits
-----------------------------------------------------------------------------------------------------------------

Attachment 2

            Construction Plan for Fiscal Year Ending March 31, 2000

                                                               (billions of yen)
--------------------------------------------------------------------------------

          Item                                         Estimated Expenses
                                            ------------------------------------
                                              Before Amendment   After Amendment
--------------------------------------------------------------------------------

1.   Expansion and Improvement                     1,215            260*
     of Services

     (1) Voice transmission                        1,098            234

     (2) Data transmission                            26              4

     (3) Leased circuits                              89             22

     (4) Telegraph                                     2              0


2.   R&D Facilities                                  117             67



3.   Other Facilities                                188             35


     Total                                         1,520            362

--------------------------------------------------------------------------------

* Approximately 50 billion yen will be invested in the Optical Access Network. (optical subscriber-cable: 0.6 million fiber kms)

Reference 1

                        Revenues and Expenses Plan for
                      Fiscal Year Ending March 31, 2000

                                                               (billions of yen)

     ---------------------------------------------------------------------------

                    Item                                    Amount
     ---------------------------------------------------------------------------

     REVENUES

       Operating Revenues                                     1,701

          Voice transmission                                  1,092

          Data transmission                                      36

          Leased circuits                                       153

          Telegraph                                              23

          Others                                                397

       Non-Operating Revenues                                   126

       Total Revenues                                         1,827


     EXPENSES

     Operating Expenses                                       1,636

       Operating costs                                        1,228

       Taxes and dues                                            47

       Depreciation                                             361

     Non-Operating Expenses                                      98

     Total Expenses                                           1,734

     ---------------------------------------------------------------------------
               RECURRING PROFIT                                  93
     ---------------------------------------------------------------------------

Reference 2

                  Plan for Sources and Applications of Funds
                     for Fiscal Year Ending March 31, 2000

                                                                (billion of yen)
--------------------------------------------------------------------------------

               Item                                         Amount
--------------------------------------------------------------------------------

 SOURCES

 Operational:                                               2,028

     Operating revenues                                     1,902

     Non-operating revenues                                   126

Financial:                                                    856

     Long-term loans and bonds                                474

     Others                                                   382

Estimated Consumption Tax                                      88

Brought Forward from the Previous Year                      1,026

Total                                                       3,998

APPLICATIONS

Operational:                                                1,983

     Operating expenses                                     1,886

     Non-operating expenses                                    97

Financial:                                                  1,195

     Capital investments for property,                        362

     plant and equipment

     Other financial expenses                                 833

Closing Account Expenses                                    1,014

Temporarily Paid Consumption Tax                               58

Carry Forward to Following Year                              -252

Total                                                       3,998
--------------------------------------------------------------------------------